EXPENSE LIMIT AGREEMENT

Dated December 13, 2004

(Original Expense Limit Agreement dated July 2, 2001;

amended May 1, 2002; amended December 13, 2004)

Pearl Mutual Funds, a Massachusetts business trust registered under the Investment Company Act of 1940 (the “1940 Act”) as an open-end diversified management investment company (the “Trust”), and Pearl Management Company, an Iowa corporation registered under the Investment Advisers Act of 1940 as an investment adviser (the “Manager”), agree that:

1. Relationship with Other Agreements. This agreement is separate from but takes into account the Investment Management Agreement and the Administrative Services Agreement. The Manager agrees to perform its obligations stated in this agreement, in consideration of the Trust’s execution and continuance of the Investment Management Agreement and the Administrative Services Agreement. In this agreement “Investment Management Agreement” means the Investment Management Agreement between the same parties, dated July 2, 2001, as amended from time to time. In this agreement “Administrative Services Agreement” means the Administrative Services Agreement between the same parties, dated July 2, 2001, as amended from time to time.

2. Funds.

(a) This agreement applies to the Trust’s series designated Pearl Total Return Fund and Pearl Aggressive Growth Fund (each, a “Fund”).

(b) If the Trust establishes one or more series in addition to the Funds named above, and if both parties desire to apply this agreement to the new series, the Trust and the Manager may add the new series to this agreement, by written supplement (which may be in any form of amendment as defined in Section 8) to this agreement. The supplement shall include any mutually agreed modifications of the terms of this agreement with respect to that series. On the effective date stated in the supplement executed by the Trust and the Manager, that series shall become a Fund hereunder and shall be subject to the provisions of this agreement to the same extent as the Funds named above, except as modified by the supplement.

3. Expense Limit for Each Fund. This expense limit applies separately to and for the benefit of each Fund.

(a) For each fiscal year the Fund’s total ordinary operating expenses shall not exceed a total amount equal to these percentages of the Fund’s average net assets; the Manager shall pay or reimburse the Fund for the amount by which the Fund’s total ordinary operating expenses exceed this expense limit; and the Manager’s payments or reimbursements pursuant to this agreement shall be made only if and to the extent necessary to comply with this expense limit:

Average Net Assets	Expense Limit
First $100 million	0.98%
In excess of $100 million	0.78%

(b) In this agreement “Total ordinary operating expenses” means all of the Fund’s expenses except for: taxes; interest; extraordinary expenses, including but not limited to the Fund’s share of litigation expenses and any obligation which the Trust may have to indemnify any of its Trustees or Officers; and all brokers commissions and other costs and charges relating to the purchase and sale of portfolio securities for the Fund. “Total ordinary operating expenses” includes all fees paid by the Fund to the Manager, the Fund’s share of expenses for compensation of Trustees, and the Fund’s share of all other expenses to be paid by the Trust pursuant to Section 4 of the Investment Management Agreement.

(c) For the purposes of this agreement: (1) ”Average net assets” for a Fund’s fiscal year means the average of its net assets at the beginning of each month during the fiscal year. (2) For a partial fiscal year, all amounts shall be annualized.

4. Manager’s Recovery of Excess Expense Amounts.

(a) All amounts paid or reimbursed by the Manager pursuant to Section 3 of this agreement shall be recovered by the Manager and shall be repaid by the Fund to the Manager in any of the five fiscal years after the fiscal year during which the amounts were paid or reimbursed by the Manager, as soon as and to the extent that this can be done in compliance with the Fund’s expense limit stated in Section 3. Repayments by the Fund to the Manager pursuant to this Section 4 shall be included in the Fund’s total ordinary operating expenses under Section 3.

(b) For the purposes of this agreement: (1) “Pearl Total Return Fund” includes its predecessor, Mutual Selection Fund, Inc. (2) Amounts paid or reimbursed by the Manager pursuant to the previous Expense Limit Agreement between the same parties, dated July 2, 2001, or pursuant to the expense limit provisions of the Investment Advisory Agreement between the Manager and Mutual Selection Fund, Inc., dated September 8, 1995, shall be deemed to be amounts paid or reimbursed by the Manager pursuant to Section 3 of this agreement and shall be recovered from the appropriate Fund in accordance with this Section 4.

(c) The Manager at any time may waive in writing its right to recover any amount under this Section 4. Any such waiver shall be final and irrevocable.

5. Administration of the Expense Limit: Two Methods. The Manager shall determine for each Fund and for each fiscal year which of these two methods shall be used, unless the Board has specified one of these two methods:

(a) Method A: Payment by the Manager; repayment by the Fund. The Manager shall pay all or most of the Fund’s ordinary operating expenses, except fees paid by the Fund to the Manager. The Fund shall make monthly payments to the Manager to repay these expenses to the extent that this can be done in compliance with the Fund’s expense limit stated in Section 3. The Fund’s monthly payments shall also include any amount currently required to be repaid by the Fund and recovered by the Manager pursuant to Section 4. The amount of each monthly payment shall take into account cumulative year-to-date amounts. Necessary adjustments and corrections shall be made promptly during the fiscal year and as of the end of the fiscal year.

(b) Method B: Payment by the Fund; reimbursement by the Manager. The Fund shall pay all of the Fund’s expenses. The Manager shall make monthly reimbursements to the Fund, if and to the extent necessary to comply with the Fund’s expense limit stated in Section 3. The Fund shall make monthly payments to the Manager of any amount currently required to be repaid by the Fund and recovered by the Manager pursuant to Section 4. The amount of each monthly reimbursement or payment shall take into account cumulative year-to-date amounts. Necessary adjustments and corrections shall be made promptly during the fiscal year and as of the end of the fiscal year.

6. Effective Date; Duration; Continuation of Previous Agreement.

(a) This agreement as amended shall become effective as of December 13, 2004. This agreement amends and continues the Expense Limit Agreement between the same parties, dated July 2, 2001, as amended effective May 1, 2002 and as amended by this agreement effective December 13, 2004.

(b) This agreement shall continue in effect until and unless it is terminated as provided in Section 7.

7. Termination.

(a) Unless otherwise mutually agreed in writing by the Trust and the Manager, this agreement shall terminate automatically upon the effective date of termination of the Investment Management Agreement or the Administrative Services Agreement or both. In this agreement “termination” includes but is not limited to failure to obtain the required approval of continuance of an agreement. “Termination” does not include amendment of an agreement or its replacement by a new agreement executed by both parties to this agreement.

(b) This agreement may be terminated as to a Fund at any time, without payment of any penalty, either (1) by the Board or (2) by vote of the holders of a majority of the outstanding Shares of that Fund, upon 60 days’ written notice to the Manager. The Manager has no right to terminate this agreement so long as both the Investment Management Agreement and Administrative Services Agreement remain in effect. This agreement shall terminate automatically in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

(c) Upon termination of this agreement in any manner, the obligations of both parties shall continue to the close of the effective date of termination, and all appropriate amounts shall be prorated to the close of the effective date of termination.

8. Amendment. This agreement shall not be amended in any manner except by a written agreement executed by both parties to this agreement. (In this agreement, “amendment” and “amended” include modification, revision, restatement, addendum, supplement, and new agreement.) In addition, this agreement shall not be amended in any manner without approval by the Board, including by a majority of those Trustees who are not interested persons of the Trust or of the Manager, voting in person at a meeting called for the purpose of voting on such approval.

9. Notices; Governing Law; Definitions. Sections 21, 22, and 23 of the Investment Management Agreement are incorporated by reference in this agreement.

Executed at Muscatine, Iowa, as of the date first stated above. This agreement is executed in multiple counterparts, each of which shall be deemed to be an original; but all counterparts together shall constitute only one instrument.

PEARL MUTUAL FUNDS		PEARL MANAGEMENT COMPANY

By:	/s/ David M. Stanley	By:	/s/ Robert H. Solt
	David M. Stanley		Robert H. Solt
	President		Executive Vice President

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